UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  CellularVision USA, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:   151176104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        October 19, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         715,721 Shares

9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         715,721 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         715,721 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         IN

CUSIP No. 151176104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Newstart Factors, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         715,721 Shares

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         715,721 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         715,721 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         CO

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett and Newstart are

deemed to beneficially own 715,721 Shares.  On October 19, 1998

Mr. Bennett and Newstart sold a Convertible Secured Promissory

Note of the Company that was convertible into Shares of the

Company for a sale price of $1,019,896.25 plus all accrued and unpaid interest.  The sale was a privately negotiated

transaction.

         The 715,721 Shares deemed to be owned by Mr. Bennett and

Newstart were purchased for an aggregate purchase price of

$600,000.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         See Item 6.  Except as described therein, neither

Mr. Bennett nor Newstart has any plan or proposal which

relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

         The Shares beneficially owned by Mr. Bennett and

Newstart were acquired are being held solely for investment

purposes.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett and Newstart are

deemed to be the beneficial owners of 715,721 Shares.  Based on the Company's latest 10-Q, there were a total of

16,110,000 Shares outstanding Shares as of June 30, 1998.

Therefore, Mr. Bennett and Newstart beneficially own 4.4% of the outstanding Shares.  Mr. Bennett and Newstart have the

power to vote, direct the vote, dispose of or direct the

disposition of all the Shares that they currently

beneficially own.  Mr. Bennett and Newstart ceased to be the beneficial owners of more than 5% of the Shares on

October 19, 1998.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         In connection with the sale on October 19, 1998 by

Mr. Bennett and Newstart of a Convertible Secured Promissory

Note to Akcess Pacific Group, LLC ("Akcess"), Mr. Bennett

and Newstart agreed with Akcess that they would to vote the

715,721 Shares they are deemed to beneficially own against

the proposed transaction between the Company and WinStar

Communications, Inc. that is described in the Company's

definitive proxy statement filed with the Securities and

Exchange Commission on October 7, 1998.  A copy of the

letter agreement dated October 19, 1998 among Mr. Bennett,

Newstart and Akcess Pacific Group, LLC is filed herewith as

Exhibit B.

         Except as described herein, neither Mr. Bennett nor

Newstart has any contract, arrangement, understanding or

relationship with any person with respect to the Shares.


Item 7.  Material to be Filed as Exhibits

         1.   An agreement relating to the filing of a joint

statement as required by Rule 13d-1(f) under the Securities

Exchange Act of 1934 is filed herewith as Exhibit A.

         2.   The letter agreement dated October 19, 1998

among Mr. Bennett, Newstart and Akcess Pacific Group, LLC is filed herewith as Exhibit B.


Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

    /s/ James D. Bennett

    James D. Bennett


    NEWSTART FACTORS, INC.

         /s/ James D. Bennett
    By:
            James D. Bennett, President

Date:  October 22, 1998

                                                   Exhibit A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 22, 1998 relating to the Common Stock of

CellularVision USA, Inc. shall be filed on behalf of the

undersigned.


                               /s/ James D. Bennett

                             James D. Bennett


                             NEWSTART FACTORS, INC.

                                /s/ James D. Bennett
                             By:
                                James D. Bennett, President

                             Date: October 22, 1998

                                                   EXHIBIT B

                  NEWSTART FACTORS, INC.


Monday, October 19, 1998


Joseph Pike
Akcess Pacific Group, LLC
4370 La Jolla Village Drive, Suite #960
San Diego, CA 92122

Via Fax: 619-295-0779

RE: Sale of Cellularvision/Logimetrics Note

Dear Mr. Pike:

This letter shall confirm that on October 19, 1998, Newstart Factors, Inc. ("Seller") committed to sell, and Akcess Pacific Group, LLC ("Buyer") committed to buy the Secured Convertible Promissory Note (the "Note") dated April 1, 1998, which the Seller holds against CellularVision of New York, L.P. in the principal face amount of $815,917.00 (the "Face Amount"). The terms of this commitment are subject to the following conditions:

     1. The purchase price for the Note will be 125% of the Face Amount of the Note, which equals $1,019,896.25 plus all accrued and unpaid interest up to the date payment is received by the Seller;

     2. The purchase price will be paid within 45 days of the date of this agreement;

     3. The Seller will use its best efforts to revoke its vote "for" the Winstar transaction and replace it with a vote "against" the transaction before 5 P.M. Eastern
Daylight Time on Monday October 19, 1998.

The purchase is binding on both parties and not subject to any other conditions or terms other than those outlined above. In further consideration for revoking Seller's vote under 3 above, the Buyer acknowledges and agrees that money damages and other remedies at law may be inadequate to protect against breach of this agreement and the Buyer hereby agrees in advance to the granting of injunctive or other equitable relief in the Seller's favor without proof of actual damages in connection with Seller's enforcement of the terms and conditions hereof, including the reimbursement to Seller of losses, costs and expenses, including reasonable attorney's fees, and costs incurred by Seller as a result of Buyer's breach of this agreement.

This agreement and the purchase is irrevocably and personally guaranteed by Joseph Pike.

Please evidence your agreement to the foregoing by signing a copy of this letter in the space provided and faxing a copy back to 203-353-3113.

                                       Sincerely,

                                       /s/ James D. Bennett
                                       James D. Bennett
                                       President


ACCEPTED AND AGREED:                   ACCEPTED AND AGREED:
AKCESS PACIFIC GROUP, LLC              GUARANTOR

     /s/ Joseph Pike                      /s/ Joseph Pike
By:_____________________               By:_________________
    Joseph Pike                           Joseph Pike
    Chairman                              As an individual




























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